U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                             ENVIROKARE TECH, INC.,
                              a Nevada corporation
             (Exact name of registrant as specified in its charter)


NEVADA                                                                 880412549
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


2470 Chandler, Suite 5, Las Vegas, Nevada                                  89120
(Address of registrant's principal executive offices)                 (Zip Code)


                                  702.262.1999
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

           Title of Each Class                   Name of Each Exchange on which
           to be so Registered:                  Each Class is to be Registered:
           --------------------                  -------------------------------

                 None                                         None
                 ----                                         ----

Securities to be registered under Section 12(g) of the Act:

               Common Stock, Par Value $.001
                      (Title of Class)


                                   Copies to:

                              Thomas E. Stepp, Jr.
                             Stepp & Beauchamp, LLP
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile: 949.660.9010


                                   Page 1 of 8

                             Envirokare Tech, Inc.,
                              a Nevada corporation

       Index to Amendment Number Two to Form 10-SB Registration Statement


Item Number and Caption                                                Page
-----------------------                                                ----

2.    Management's  Discussion and Analysis of Financial
      Condition and Results of Operations                              3

3.    Description of Property                                          6

13.   Financial Statements                                             6

15.   Financial Statements and Exhibits                                6

15(a) Index to Financial Statements                                    6
      Financial Statements                                      F-1 through F-8

15(b) Index to Exhibits                                         E-1 through E-4

      Signatures                                                       8

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation. Pallets are base components for most packaging which allows goods to be transported or warehoused economically by providing a foundation which enables the use of forklifts and vertical storage. Most commonly associated with a four-foot square wood platform, pallets are also engineered from other materials and in varying dimensions. Pallets are key factors in worldwide retail and industrial distribution. The pallet industry is considered part of the overall transportation packaging industry and is critical to global commerce. Almost every item manufactured or processed is shipped or stored on pallets as it is packaged for distribution. The pallet industry in North America has grown into a billion dollar business. The industry is characterized by many small, localized, and/or specialized companies that usually have an operational radius of less than 100 miles, none of which individually has any appreciable market impact. The primary industry users of pallets are those that deal in (i) food and beverages; (ii) paper and fiber; (iii) steel and metal; (iv) automotive; (v) chemicals and fluid; and (vi) printing.

The Company is currently involved in extensive testing of the Pallet. In the interests of safety, structural integrity, reliability and cost-effective production, the Company is currently conducting an in-depth analysis of compound variables and strengths, extrusion methods and equipment modifications. The Company plans to conduct further tests to determine the longevity of the Pallet in comparison to pallets made of other materials. The Company believes that initial tests indicate that the standard 48" x 40" Pallet will enjoy greater longevity than the typical hardwood pallet.

The Company believes that the extensive testing has minimized any concerns as to the Pallet's design or ability to perform. The Company anticipates that within the next 2 to 3 months it will produce, or cause to be produced, 400 new prototypes of the Pallet for testing by prospective customers.

The Company is negotiating with an international press and mold manufacturer to supply the appropriate mold for the Company's production facility. The Company anticipates that its new molded-rubber technology may capture a small but significant portion of the North American pallet market during the next few years. The Company believes that there is an increasing demand for alternate material pallets.

The storage of used tires has become an ever-growing problem. Some governments have instituted programs to encourage the use of used tire rubber. One such jurisdiction is the province of British Columbia, Canada which offers grants to companies that find uses for used tires. Millions of scrap tires are being recycled annually in Canada. Only two Canadian provinces, Ontario and Newfoundland, do not have stewardship programs for scrap tires. Various jurisdictions are also enacting laws aimed at addressing the problem of waste tire storage. California has fines anywhere from $500 to $10,000 per day for each violation of its tire storage laws, including imprisonment in some circumstances. California, as other jurisdictions, supplements the cost of storing used tires by charging consumers a $.25 per tire fee. Moreover, Arizona passed a bill in early 1998 that provides incentives for tire recycling. Oklahoma and Colorado have also passed similar laws. In total, 48 states have laws regarding scrap tire management. The Company believes that the environment is appropriate for profitable rubber recycling.

The Company anticipates that its manufacturing processes will produce significant amounts of crumb rubber, differing in grade and price per pound. The Company anticipates that the crumb rubber not used to manufacture the Pallet will be sold as crumb rubber. The major producers of crumb rubber in the United States are Baker Rubber, EnviroTire, Rouse Rubber and Recovery Technologies. The Company anticipates that with the cost of rubber increasing during the past five years, the demand for crumb rubber will increase. Crumb rubber is currently used for the construction of athletic fields, roadfill, landfill, filler in new tires, engineering applications and agricultural applications. The Company anticipates that new and innovative uses for the world's excess of discarded tires will continue to be developed.

The Company recognizes that there are certain risks beyond its control that may have a material effect on the Company's business. Some of the possible risks are
(i) the price of natural and synthetic rubber will decline to crumb rubber levels, thereby eliminating the need for crumb rubber; (ii) government legislation prohibiting the use of crumb rubber in all products; (iii) market resistance to recycled materials; (iv) introduction of new, more sophisticated, methods of tire recycling equipment rendering the Company's system obsolete; and
(v) many more tire recycling companies entering the market lowering the price of crumb rubber and eliminating tipping fees.

The Company has proceeded as plan in the ongoing development of the Pallet. The Company's focus has been to ensure that the Pallet meets or exceeds current market standards and that the Pallet will be superior in performance and cost effective. The Company's focus on the safety, structural integrity, reliability, and cost effectiveness of the Pallet has led to in depth analysis of compound variables and strengths, excrusion methods and equipment modifications. Management believes that after extensive studies and refinement, it has minimized or completely eliminated any concerns as to the Pallet's design and ability to perform. The Company plans to conduct further testing which it believes will provide information as to the longevity of the Pallet compared to other materials and provide marketing strategies for the Company. Analysis to date indicate that the standard 48" x 40" pallet will surpass current hardware pallet abilities and will be a strong competitor in the pallet industry worldwide. The Company believes that final testing reports will clearly define product reliability over time.

Initial prototypes distributed by the original Pallet Company have been changed and refined; therefore, the Company anticipates it will produce 400 new prototypes for on-site testing for prospective customers. The Company believes that after a final engineering analysis report is completed, production should proceed within 6-8 weeks. Although the Company's decision to further test the Pallet has set back the production dates, the Company is now satisfied that the Pallet will stand on its own integrity upon production, and that the Company has minimized or eliminated any concerns as to the Pallet's design and ability to perform. The Company, in order to meet its requisite budget, is currently holding negotiations with various investors. With proper investment, the Company now believes that it is at the point where it can move forward with its production and marketing plans.

The Company has been in the development stage since its inception on June 15, 1998. Although the Company holds significant assets, realization of those assets is dependent upon the Company's ability to meet future financing requirements, and the success of future manufacturing operations. For the fiscal year ending December 31, 1998, the Company had total assets of $39,958, including cash of $2,388. For the six months ended June 30, 1999, the Company had total assets of $55,497, including cash of $4,835. The depletion of cash was previously due to the payment of prepaid expenses and the purchase of office equipment. The Company's net loss for the period ending December 1998 was $34,427. The
Company's net loss for the six months ending June 30, 1999 was a total of $98,572, which occurred primarily as a result of an increase in general and administrative expenses, listing expenses, filing fees, and legal and accounting fees. The Company remains in the development stage and as of June 30, 1999, has not realized any significant revenues from its planned operations. At December 31, 1998, current liabilities exceeded current assets by $61,267. At June 30, 1999, current liabilities exceeded current assets by $96,692. From June 15, 1998 (inception) through June 30, 1999, the Company has raised approximately $115,000 as a result of the sale of its common stock and loans made to the Company, a significant portion of which has been paid out as operating expenses.

The Company, being a developmental stage enterprise, is currently putting technology in place which will, if successful, mitigate the net loss experienced by the Company. The Company is reviewing its options to raise substantial equity capital. Management has proceeded as planned in the ongoing development of the Pallet. In depth analysis of compounds, excrusion methods, and equipment modifications have been studied and refined, as have initial prototypes of the Pallet. The Company anticipates production of commercial quantities of the Pallet will proceed within 6-8 weeks after the final engineering report. In order to meet its requisite budget, management has held and continues to conduct negotiations with investors. The Company hopes that these negotiations will result in significant investment income for the Company. To achieve and maintain the competitiveness of its products and to conduct costly and time-consuming production and development, the Company may be required to raise substantial funds in addition to the funds already raised through the issuance of the Company's shares. The Company's forecast for the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could fail as a result of a number of factors. The Company anticipates that it will need to raise additional capital in order to develop, promote, produce and distribute its products. Such additional capital may be raised through additional public or private financings, as well as borrowings and other resources.

There can be no assurance that additional funding will be available under favorable terms, if at all. If adequate funds are not available, the Company may be required to curtail operations significantly or to obtain funds through entering into arrangements with collaborative partners or others that may require the Company to relinquish rights to certain products that the Company would not otherwise relinquish. However, the Company believes that it is poised to maintain its long-term liquidity. Management of the Company believes that its plans described above will enable it to meet its obligations for a period of at least twelve (12) months from June 30, 1999. The Company believes that within a short period of time, it can begin manufacturing and marketing commercial quantities of the Pallet. Coupled with the further issuance of common stock of the Company, the Company believes it can significantly improve its long-term liquidity.

Impact of the Year 2000. The Company anticipates that the Year 2000 ("Y2K") could impact the business of the Company. Many business software programs use only the last two digits to indicate the applicable year. Unless these programs are modified, computers running time-sensitive software may be unable to distinguish between the year 1900 and the year 2000, resulting in system failures or miscalculations and disruptions of operations, including, among other things, a temporary inability to process transactions or engage in other normal business activities. Many Y2K problems might not be readily apparent when they first occur, but instead could imperceptibly degrade technology systems and corrupt information stored in computerized databases, in some cases before January 1, 2000.

In order to improve operating performance and meet Y2K compliance, the Company anticipates it will undertake a number of significant computer systems initiatives. The Company has determined that the incremental cost of ensuring that its computer systems are Y2K compliant is not expected to have a material adverse impact on the Company. The Company anticipates completing a preliminary assessment of each of its operations and their Y2K readiness and feels that the appropriate actions will be taken. The Company has determined that, with modifications to existing software and conversions to new computer systems, the Y2K issue will not pose significant operational problems for its computer systems. The Company recognizes, however, that if such modifications are not completed, the Y2K issue could have a material impact on the operations of the Company. The Company has determined that, at this time, none of the Company's production processes or technology systems are computer controlled. However, the Company does recognize that its manufacturing processes will eventually be, either partially or completely, controlled by computers. The Company anticipates that the computer processes it utilizes will be Y2K compliant. The Company anticipates the initiation of formal communications with a number of its prospective suppliers to determine the extent to which the Company's computer systems are vulnerable to those third parties' failure to remedy their own Y2K issues, and anticipates it will initiate similar communications with prospective customers in 1999. There is no guarantee that the systems of other companies on which the Company's computer systems rely will be timely converted and will not have an adverse effect on the Company's computer systems.

Currency and Cash. As a point of clarification, as used in this Registration Statement the word "Dollars" and the symbol "$" means and refers to the currency of the United States of America, unless otherwise stated. As used in this Registration Statement the term "CDN$" means and refers to the currency of Canada, in Canadian dollars. At December 31, 1998, the Company had cash on hand of $2,388. For the six months ended June 30, 1999, the Company had cash on hand of $4,835.

Manufacturing and Marketing the Company's Products. The Company anticipates that it will obtain a majority of the resources necessary for the manufacture of the Pallet from tire dumps. The Company believes that the manufacturing process will consume four tires per Pallet.

Initially, the Company will focus on establishing a market niche for the Pallet. Until the demand for the Pallet meets the Company's production of crumb rubber, the Company anticipates that it will sell the excess crumb rubber to various manufacturers in need of such a product. The Company hopes that within 4 years it will be producing 1.25 million pallets a year, with an initial focus on distribution in western North America, eventually expanding into the central and eastern regions.

The Company anticipates that it will initially target industries which traditionally use pallets to transport their products, such as (i) brick; (ii) stone; (iii) beverage; (iv) automotive; and (v) construction. Initial marketing efforts will be concentrated in (i) public demonstration samples sent to large users; (ii) trade shows and testimonials of actual customers; (iii) promotion with environmental and recycling groups; (iv) press releases; and (v) extensive research and development for other applications.

Proposed Production Facilities. The majority of the Company's manufacturing activities will be completed on site by the use of removable prefabricated crumb rubber and pallet molding plants; thereby conserving the fuel usually expended moving the resources from one place to another.

Item 3. Description of Property

Property Held by the Company. As of the date specified in the following table, the Company held the following property with the following values:


----------------------------------- ---------------------------------- ----------------------------
Property                            December 31, 1998                  June 30, 1999
----------------------------------- ---------------------------------- ----------------------------
Furniture & fixtures                $1,014                             $1,014
----------------------------------- ---------------------------------- ----------------------------
Office Equipment                    $2,645                             $6,488
----------------------------------- ---------------------------------- ----------------------------
Cash                                $2,388                             $4,835
----------------------------------- ---------------------------------- ----------------------------


Property Leased by the Company. The Company leases corporate office space located at 2470 Chandler Avenue, Suite 5, Las Vegas, Nevada 89120. The leased premises consists of 600 square feet which is insured under public liability insurance. The Company entered into a 36-month lease whose term began October 1, 1998, and involves monthly payments of $700 per month, which includes $40 for utilities. For the fiscal year ending December 31, 1999, the Company will have paid $8,062 in lease payments. For the fiscal year ending December 31, 2000, the Company will have paid lease payments totaling $9,276. For the lease term ending December 31, 2001, the Company will have paid a total of $7,200.

On April 1, 1999, the Company entered into a lease agreement for office space located in British Columbia for a period of twelve (12) months beginning April 1, 1999. Monthly payments for the initial year of the lease term were to have been $800 per month, not including utilities. On or about July 31, 1999, the Company and the landlord agreed to mutually rescind the lease agreement. Neither the Company nor the landlord has any further obligation under the lease.

Item 13. Financial Statements

Copies of the Company's Unaudited Financial Statements for the six month period ended June 30, 1999, as required by Item 310(g) of Regulation S-B are filed with this Amendment Number Two to the Company's Registration Statement Form 10-SB.

Item 15. Financial Statements and Exhibits

(a)  Index to Financial Statements.                                    Page
---  ------------------------------                                    ----

Unaudited Statements of Financial Position
as at Period Ended June 30, 1999                                       F-1

Unaudited Statements of Operations and Accumulated
Deficit For Period from June 15, 1998 (inception) to June 30, 1999     F-2

Unaudited Statements of Cash Flows For Period from
June 15, 1998 (inception) to June 30, 1999                             F-3

Unaudited Statements of Stockholders' Equity For Period
from June 15, 1998 (inception) to June 30, 1999                        F-4

Notes to Financial Statements                                    F-5 through F-8

(b)  Index to Exhibits

Financial Data Schedule for
Period From June 15, 1998 (inception)
to December 31, 1998                                             E-1 through E-2

Financial Data Schedule for
Period From January 1, 1999
to June 30, 1999                                                 E-3 through E-4

                                   SIGNATURES

     In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Amendment No. 2 to Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Henderson, Nevada, on October 6, 1999.

                                                     Envirokare Tech, Inc.,
                                                     a Nevada corporation


                                                     By: /s/ Charles W. Thomas
                                                        -----------------------
                                                              Charles W. Thomas
                                                     Its:     President

                                  ENVIROKARE TECH, INC.
                              (A Development Stage Company)
                            STATEMENTS OF FINANCIAL POSITION
                                      June 30, 1999
                         ( Unaudited - Prepared By Management )


                                                                         December 31,  June 30,
                                                                            1998         1999

ASSETS
     CURRENT ASSETS
        Cash                                                             $   2,388    $   4,835
        Prepaid expenses                                                       730        3,387
                                                                         ---------    ---------
            TOTAL CURRENT ASSETS                                             3,118        8,222
                                                                         ---------    ---------

     PROPERTY AND EQUIPMENT
        Furniture and fixtures                                               1,014        1,014
        Office equipment                                                     2,645        6,488
            Less accumulated depreciation                                     (149)        (475)
                                                                         ---------    ---------
            TOTAL PROPERTY AND EQUIPMENT                                     3,510        7,027
                                                                         ---------    ---------

     OTHER ASSETS
        Patent costs acquired from related party                            33,330       33,330
                                                                         ---------    ---------
            TOTAL OTHER ASSETS                                              33,330       33,330
                                                                         ---------    ---------

        TOTAL ASSETS                                                     $  39,958    $  48,579
                                                                         =========    =========

LIABILITIES & STOCKHOLDERS' EQUITY
     CURRENT LIABILITIES
        Reimbursement due                                                $   1,847    $   1,847
        Consulting fees payable, related party                                --         21,000
        Consulting fees payable                                               --          3,165
        Accrued interest, related party                                        573        2,122
        Accrued interest                                                      --            315
        Loans payable                                                         --         14,500
        Notes payable, related party - short term                           61,965       61,965
                                                                         ---------    ---------
            TOTAL CURRENT LIABILITIES                                       64,385      104,914
                                                                         ---------    ---------

     COMMITMENTS AND CONTINGENCIES                                            --           --
                                                                         ---------    ---------

     STOCKHOLDERS' EQUITY
        Common stock, 200,000,000 shares authorized, $0.001 par value; 5,000,000 and 5,076,540 shares issued and outstanding at December 31, 1998 and
            June 30, 1999, respectively
                                                                             5,000        5,077
        Additional paid-in capital                                           5,000       43,193
        Subscriptions received                                                --         27,530
        Accumulated deficit during developmental stage                     (34,427)    (132,135)
                                                                         ---------    ---------
        TOTAL STOCKHOLDERS' EQUITY                                         (24,427)     (56,335)
                                                                         ---------    ---------

        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       $  39,958    $  48,579
                                                                         =========    =========



   The accompanying notes are an integral part of these financial statements

                              ENVIROKARE TECH, INC.
                          (A Development Stage Company)
                STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
        For the Period from inception on June 15, 1998 to June 30, 1999
                     ( Unaudited - Prepared By Management )


                                                              Period from                        Period from
                                                             June 15, 1998      Six months      June 15, 1998
                                                             Inception) to        Ended        (Inception) to
                                                              December 31        June 30          June 30
                                                                 1998              1999             1999
                                                              ----------        ----------       ----------

REVENUES                                                      $     --          $     --         $     --
                                                              ----------        ----------       ----------

EXPENSES

     Consulting fees, related party                               10,000            30,000           40,000
     Other consulting fees                                         6,700            10,500           17,200
     Rent                                                          2,920             5,874            8,794
     General and administrative                                    4,085            14,424           18,509
     Transfer agent fees                                           1,353              --              1,353
     Depreciation and amortization                                   149               326              475
     Interest - notes payable                                        573             1,864            2,437
     Listing expenses and filing fees                              8,647            15,936           24,583
     Legal and accounting                                           --              18,784           18,784
                                                              ----------        ----------       ----------
        TOTAL EXPENSES                                            34,427            97,708          132,135

NET LOSS FROM OPERATIONS                                         (34,427)          (97,708)        (132,135)

ACCUMULATED DEFICIT, BEGINNING BALANCE                              --             (34,427)            --
                                                              ----------        ----------       ----------

ACCUMULATED DEFICIT, ENDING BALANCE                           $  (34,427)       $ (132,135)      $ (132,135)
                                                              ==========        ==========       ==========

     NET LOSS PER COMMON SHARE                                $    (0.01)       $    (0.02)      $    (0.03)
                                                              ==========        ==========       ==========

     WEIGHTED AVERAGE NUMBER OF
        COMMON SHARES OUTSTANDING                              5,000,000         5,044,648        5,021,431
                                                              ==========        ==========       ==========



   The accompanying notes are an integral part of these financial statements

                              ENVIROKARE TECH, INC.
                          (A Development Stage Company)
                             STATEMENTS OF CASHFLOWS
         For the Period from inception on June 15, 1998 to June 30, 1999
                     ( Unaudited - Prepared By Management )


                                                             Period from                            Period from
                                                             June 15, 1998      Six months         June 15, 1998
                                                             (Inception) to       Ended            (Inception) to
                                                             December 31         June 30              June 30
                                                                1998               1999                1999

Cash flows from operating activities
     Net loss                                                $   (34,427)       $    (97,708)  $       (132,135)
     Adjustments to reconcile net loss
        to net cash used by operating activities:
     Depreciation and amortization                                   149                 326                475
     Increase in prepaid expenses                                   (730)             (2,657)            (3,387)
     increase in accrued interest, to related party                  573               1,549              2,122
     Expenses paid by note payable to related party                2,870                --                2,870
     Increase in accrued expenses                                   --                 3,480              3,480
     Increase in accrued expenses to related party                  --                21,000             21,000
                                                             -----------        ------------        -----------

     Net cash used by operating activities                       (31,565)            (74,010)          (105,575)
                                                             -----------        ------------        -----------

Cash flows from investing activities:
     Equipment                                                    (1,047)             (3,843)            (4,890)
                                                             -----------        ------------        -----------

     Net cash used in investing activities                        (1,047)             (3,843)            (4,890)
                                                             -----------        ------------        -----------

Cash flows from financing activities:
     Proceeds from sale of Common Stock                           10,000              65,800             75,800
     Proceeds from issuance of notes payable to related party     25,000              12,500             37,500
     Proceeds from issuance of note payable                         --                 2,000              2,000
                                                             -----------        ------------        -----------

     Net cash provided by financing activities                    35,000              80,300            115,300
                                                             -----------        ------------        -----------

Increase in cash                                                   2,388               2,447              4,835
                                                             -----------        ------------        -----------

Cash, beginning of period                                           --                 2,388           --
                                                             -----------        ------------        -----------

Cash, end of period                                          $     2,388        $      4,835        $     4,835
                                                             ===========        ============        ===========

     Interest paid                                                  --                  --             --
                                                             ===========        ============        ===========

     Income taxes paid                                              --                  --             --
                                                             ===========        ============        ===========

NON-CASH TRANSACTIONS
     Note issued for purchase of equipment and operating
        expense related to party                                                $      3,635        $     3,635
     Note issued for pending patent to related party                            $     33,330        $    33,330
     Reimbursement due for purchase of equipment                                $      1,847        $     1,847



   The accompanying notes are an integral part of these financial statements

                              ENVIROKARE TECH, INC.
                          (A Development Stage Company)
                       STATEMENTS OF STOCKHOLDERS' EQUITY
         For the Period from inception on June 15, 1998 to June 30, 1999
                     ( Unaudited - Prepared By Management )


                                                    Common Stock
                                               ----------------------                                                  Total
                                                Number                   Additional      Subscriptions  Accumulated  Stockholders's
                                                of Shares   Amount     Paid-in Capital      Received       Deficit      Equity
                                               ---------   ----------  ---------------   -------------  -----------  --------------

Issuance of common stock in June, 1998:
    For cash at $.002 per share                 5,000,000  $    5,000  $         5,000   $          --  $     --     $       10,000

Loss for period ending, December 31, 1998                                                                   (34,427)        (34,427)
                                               ----------  ----------  ---------------   -------------   ----------  --------------

Balance
    December 31, 1998                           5,000,000       5,000            5,000              --      (34,427)        (24,427)

Issuance of common stock in March, 1999:
    For cash at $.50 per share                     76,540          77           38,193                                       38,270

Subscriptions received in May, 1999:
    For cash at $1.00 per share                                                                 27,530

Loss for period ending, June 30, 1999                                                                       (97,708)        (97,708)
                                               ----------  ----------  ---------------   -------------  -----------  --------------

Balance
    June 30, 1999                               5,076,540  $    5,077  $        43,193   $      27,530  $  (132,135) $      (83,865)
                                               ==========  ==========  ===============   =============  ===========  ==============



   The accompanying notes are an integral part of these financial statements

                              ENVIROKARE TECH, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                  June 30, 1999


NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Envirokare Tech, Inc., (hereinafter "the Company", was incorporated in June 1998 under the laws of the State of Nevada. In December 1998, the Company acquired the property, assets and undertakings of a business manufacturing and developing a rubber mold technology and rights to a pending patent for the development of a pallet made of recycled materials. The Company is currently developing marketing and manufacturing plans for the products acquired. The Company maintains an office in Las Vegas, Nevada.

The Company is in development stage, and as of June 30, 1999 had not realized any significant revenues from its planned operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Development Stage Activities

The Company has been in the development stage since its formation in June 1998. It is primarily engaged in the refinement of manufacturing processes for the development of pallets made of recycled materials.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company incurred a net loss of $34,427 for 1998 and a net loss of $97,708 for the first half of 1999. At December 31, 1998, current liabilities exceeded current assets by $61,267 and at June 30, 1999, current liabilities exceeded current assets by $95,381. The Company, being a development stage enterprise, is currently putting technology in place which will, if successful, mitigate these factors which raise substantial doubt about the Company's ability to continue as a going concern.

The Company is currently reviewing its options to raise substantial equity capital. Management has proceeded as planned in the ongoing development of the recycled rubber pallet. In depth testing and analysis of compounds, extrusion method and equipment modifications have been studied and refined. In order to meet its requisite budge, management has held and continues to hold very strong negotiations with serious investors, which is expected to close pending test results.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting.

Loss Per Share

Loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighing them by the amount of time that they were outstanding.

                              ENVIROKARE TECH, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                  June 30, 1999


Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Provision for Taxes

At December 31, 1998 and June 30, 1999, the Company had net operating losses of approximately $34,427 and $97,708, respectively. No provision for taxes or tax benefit has been reported in the financial statements, as there is not a measurable means of assessing future profits of losses.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimates.

Year 2000 Issues

Like other companies, Envirokare Tech, Inc. could be adversely affected if the computer systems the Company, its suppliers or customers use do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment and elevators, etc. At this time, because of the complexities involved in the issue, management cannot provide assurance that the Year 2000 issue will not have an impact on the Company's operations.

Reverse Stock Split

During 1999, the Board of Directors authorized a reverse stock split. All references in the accompanying financial statements to the number of common shares and per-share amounts for 1998 have been restated to reflect the reverse stock split.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is provided using the straight line method over the estimated useful lives of the assets. The useful lives of property, plant and equipment for purposes of computing depreciation are five and seven years.The following is a summary of property, equipment and accumulated depreciation.


                                                     Accumulated                Accumulated
                                                     Depreciation through       Depreciation through
                                    Cost             December 31, 1998          June 30, 1999

Furniture and Fixtures             $1,014                    $ 50                     $130
Office Equipment                    6,488                      99                      345
                           -------------------------------------------------------------------------

                                   $ 7,502                   $149                     $475
                           =========================================================================


                              ENVIROKARE TECH, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                  June 30, 1999


NOTE 4 - INTANGIBLE ASSETS

The amortization of patent costs will begin when final patents are granted. If the Company does not obtain the patent, these costs of acquiring the patent rights from its originator will be charged to operations.

NOTE 5 - COMMON STOCK

Upon incorporation, 10,000,000 shares of common stock were sold at $.001 per share, under Regulation D, Rule 504. At year's end, the stock was held by 30 shareholders, none of whom held in excess of ten percent of the stock.

As of June 30, 1999, 5,076,540, shares of common stock were issued and outstanding and 27,530 common shares were to be issued.

On February 22, 1999, the Board of Directors authorized a 2-for-1 reverse stock split of the Company's $.001 par value common stock. As a result of the reverse split, 5,000,000 shares were cancelled and additional paid-in capital was increased by $5,000. The financial statements have been adjusted to reflect the reverse stock split as 5,000,000 shares issued at $.002. All references in the accompanying financial statements to the number of common shares and per-share amounts for 1998 have been restated to reflect the reverse stock split.

NOTE 6 - RELATED PARTIES

Madelyn Thomas, who received $10,000 in consulting fees under the terms of an ongoing contract as of December 31, 1998 and an additional $9,000 (with $21,000 more accrued) as of June 30, 1999 (as described in Note 7) is the wife of the president of the Company, Charles W. Thomas.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company entered into consulting contracts with Susan Westfall and Madelyn Thomas on November 1, 1998 for the purpose of establishing corporate offices on behalf of the Company. The terms of Ms. Westfall's contract specify that she will receive $2,500 per month for the term of the contract, which commences November 1, 1998 and terminates April 30, 1999. The terms of Mrs. Thomas's contract specify that she will receive $5,000 per month for the term of the contract, which commences November 1, 1998 and terminates October 31, 1999. Both contracts provide indemnification against any and all liability and provide for reimbursement of expenses up to a specified amount. The may be terminated upon thirty days written notice by either party. On June 1, 1999, Madelyn Thomas, served the Company 30 days notice, to terminate her consulting contract, to be effective at month's end.

The Company entered into a lease for office space for the period of thirty-six months beginning October 1, 1998. Future annual minimum lease payments for the term of the lease are as follows for the years ending December 31:

              1999                      $ 8,862
              2000                      $ 9,276
              2001                      $ 7,200


                              ENVIROKARE TECH, INC.

                          (A Development Stage Company)
                        Notes to the Financial Statements
                                  June 30, 1999


NOTE 8 - SUBSEQUENT EVENTS

On April 1, 1999, the Company entered into a lease for office space for the period of twelve months beginning April 1, 1999. As of July 31, 1999, the Company and the landlord mutually agreed to cancel the lease without penalty.

The Company has retained Akron Rubber Development Laboratory of Akron, Ohio to test the composite for creep factor and life expectancy. The Company expects test results to greatly exceed minimum industry standards. A first production run of 400 to 500 pallets is expected over the next few months to be integrated into various potential customers for on site testing purposes.